First Transaction Management
c/o Castle Bison, Inc.
31200 ViaColinas, Suite 200
Westlake Village, CA 91362
September 19, 2008

John T. Archfield, Jr.
Securities & Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Re:	Form 10KSB/A filed for the fiscal year ended December 31, 2007
Filed July 23, 2008
File Number 000-27615

Dear Mr. Archfield,

The following responses address the comments of the Staff as set forth in the letter dated August 22, 2008 (the “Comment Letter”) relating to First Transaction Management, Inc,. (the “Company”). The responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

1.             We note that in your amended 10-KSB filed your management has concluded that disclosure controls and procedures were adequate as of the end of the fiscal year. In our letter dated July 17, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15e which indicate that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you can could conclude that disclosure controls and procedures were not ineffective. Alternatively please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

2.             Please revise to disclose a statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial reporting. Refer to Item 308T(a)(3) of Regulation S-K for additional guidelines

Response:

Management concluded that there were elements of Company’s controls and procedures that were ineffective during the period covered by the Form 10KSB filed on July 23, 2008. An explanation of our findings and detailed responses to the above comments are included within our Form 10-KSB/A Amendment No. 4 attached hereto. The attached filing will be signed and filed with Edgar on or before September 23, 2008.

We hereby acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

****

We appreciate your timely consideration of these matters in your review of the proposed filing referenced above. Thank you in advance for your prompt review and assistance.

Sincerely, /s/ Dr. Lawrence Chimerine Dr. Lawrence Chimerine Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB/A
Amendment No. 4

(Mark One)
☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 000-27615

FIRST TRANSACTION MANAGEMENT, INC.
(Name of small business issuer in its charter)

DELAWARE	52-2158936
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

c/o Castle Bison, Inc.
31200 ViaColinas, Suite 200
Westlake Village, CA
(address of principal executive office)

381 SE Crystal Creek Circle
Issaquah, WA 98027
(former address of principal executive officer)

(818) 597-7552
(Issuer’s telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act:
Common Stock, $.01 par value per share

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act ☐

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports). And (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to be the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB. ☒

Check whether the issuer is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☒ No ☐

State issuer’s revenues for its most recent fiscal year: $230,589.

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. (See definition of affiliate in Rule 12b-2 of the Exchange Act): There is no public trading market for the Registrant’s common stock, although such stock was cleared for an unpriced quotation on the OTC Bulletin Board on January 18, 2008. Therefore, no estimate of the aggregate market value of the voting and non-voting common equity held by non-affiliates may be made.

State the number of shares outstanding of each of the issuer’s classes of common equity: As of January 28, 2008, there were 7,258,704 shares of common stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:
None

EXPLANATORY NOTE

This Amendment No.4 on Form 10-KSB/A to the Annual Report on Form 10-KSB for the year ended December 31, 2007 of First Transaction Management, Inc. (the “Company” or the “Registrant”) which was filed with the Securities Exchange Commission on February 2, 2008 (the “Original Filing”), and amended on June 24, 2008 (“Amendment No. 1), on July 23, 2008 (“Amendment No. 2”) and on August 12, 2008 (“Amendment No. 3”), is being filed to amend or include certain disclosure contained in Item 8A. Controls and Procedures, Item 8B. Other Information and in the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

As a result of these amendments, the certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, as filed as exhibits to the Original Filing and the amendments thereto, have been re-executed and re-filed as of the date of this Amendment No. 4 on Form 10-KSB/A.

Except for the amendments described above, this Form 10-KSB/A does not modify or update other disclosures in, or exhibits to, the Original Filing or Amendment No. 1, Amendment No. 2 and Amendment No. 3.

.
PART III.

ITEM 8A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), such as this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Internal controls are procedures that are designed with the objective of providing reasonable assurance that (1) our transactions are properly authorized, recorded and reported; and (2) our assets are safeguarded against unauthorized or improper use, to permit the preparation of our consolidated financial statements in conformity with United States generally accepted accounting principles.

As of the end of the period covered by this annual report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)). Based upon that evaluation and for the reasons stated below, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this annual report on Form 10-KSB, our disclosure controls and procedures were ineffective in timely alerting them to material information relating to First Transaction Management, Inc. required to be disclosed in our periodic reports filed with the SEC in that management failed to include its report on internal control over financial accounting in the Form 10-KSB annual report for the period ended December 31, 2007 filed with the SEC. We plan to implement changes in internal control over financial reporting during our fiscal year ending December 31, 2008 in order to mitigate the existing weakness.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for our company as defined in rule 13a-15(f) under the Exchange Act. Internal control over financial reporting refers to a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in connection with accounting principles generally accepted in the United States of America, including those policies and procedures that:

-	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

-
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

-
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance of the prevention or detection of misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of this Annual Report on Form 10-KSB for the year ended December 31, 2007, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our internal controls over financial reporting, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control--Integrated Framework. Based on that assessment and those criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2007. There were no changes [please confirm] in our internal controls over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

This Annual Report on Form 10-KSB does not include an attestation report of Colabella & Company, LLP, our independent registered public accounting firm, regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report on Form 10-KSB.

ITEM 8B. OTHER INFORMATION

None.

SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Exchange Act, the registrant caused this Amendment No. 4 to Form 10-KSB/A to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST TRANSACTION MANAGEMENT, INC

By:	/s/
_________________, Chief Executive Officer

Date: September 19, 2008

In accordance with the Exchange Act, this Amendment No. 4 to Form 10-KSB/A has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Date: September 19, 2008	By:	/s/
_______________, Chairman and Chief Executive Officer

Date: September 19, 2008	By:	/s/
Director

Exhibit 31.1

SECTION 302 CERTIFICATION PURSUANT TO SARBANES-OXLEY ACT OF 2002

I, Lawrence Chimerine, hereby certify that:

1.	I have reviewed this Amendment No. 4 to the Annual Report on Form 10-KSB/A of First Transaction Management, Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and I have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of finial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any changes in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and to the audit committee of the registrant’s board of directors (or to the persons performing the equivalent functions):

(a)
all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: September 19, 2008	By:	/s/
Lawrence Chimerine, Chief Executive and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE AND FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Amendment No. 4 to the Annual Report on Form 10-KSB/A of First Transaction Management, Inc. (the “Company”) for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on or about the date hereof (the “Report”), I, Lawrence Chimerine, the Chief Executive Officer and Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.	The Annual Report on Form 10-KSB/A for the year ended December 31, 2007, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of First Transaction Management, Inc for such period.

Dated: September 19, 2008	By:	/s/
Lawrence Chimerine, Chief Executive and Chief Financial Officer